UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

SEMLER SCIENTIFIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81684M 104

(CUSIP Number)

Yvan-Claude Pierre, Esq.

Marianne C. Sarrazin, Esq.

Cooley LLP

1114 Avenue of the Americas

New York, New York 10036-7798

Telephone: (212) 479-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 21, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

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SCHEDULE 13D

CUSIP No. 81684M 104
1.	NAMES OF REPORTING PERSONS WILLIAM H.C. CHANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,193,878 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,193,878 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,193,878 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%*
14.	TYPE OF REPORTING PERSON* IN

* Based upon an aggregate of 5,123,568 shares of the Issuer’s (as defined below) common stock outstanding as of January 1, 2016. Note, row 11 includes warrants to purchase 228,572 shares of the Issuer's common stock, which are currently exercisable, although the Reporting Person may not exercise the warrants absent receipt of stockholder approval if upon exercise, the Reporting Person would beneficially own in excess of 19.99% of the Issuer's common stock.

CUSIP No. 81684M 104	Page 3 of 5

Item 1.	Security and Issuer

The equity securities covered by this Schedule 13D (Amendment No. 4) are shares of common stock, $0.001 par value, of Semler Scientific, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2330 NW Everett St., Portland, OR 97210.

Item 2.	Identity and Background

This statement is filed by William H.C. Chang, a U.S. citizen (the “Reporting Person”). All of the Reporting Person’s securities are held in the Chang Family Trust, a California living revocable trust, of which he is co-Trustee with his spouse. The Reporting Person’s business address is 520 El Camino Real, 9th Floor, San Mateo, CA 94402, and his present principal occupation is serving as Chief Executive Officer of Westlake Development Company and Chairman of Westlake International Group.

The Reporting Person has not during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information contained in Item 4 is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

On January 21, 2016, the Reporting Person acquired warrants to purchase 114,286 shares of the Issuer’s common stock at $1.75 per share, which warrants expire January 21, 2018. Such warrants were issued in connection with the extension of a $500,000 loan from the Reporting Person to the Company, which loan has a 2-year term and bears simple interest at 5.0% p.a., all of which is due and payable at maturity. The warrants may not be exercised absent receipt of stockholder approval if, after such exercise the Reporting Person would be the beneficial owner of more than 19.99% of the Company’s common stock.

On January 15, 2016, the Reporting Person acquired warrants to purchase 114,286 shares of the Issuer’s common stock at $1.75 per share, which warrants expire January15, 2018. Such warrants were issued in connection with the extension of a $1 million loan from the Reporting Person to the Issuer, which loan has a 2-year term and bears simple interest at 10.0% p.a., all of which is due and payable at maturity. The warrants may not be exercised absent receipt of stockholder approval if, after such exercise the Reporting Person would be the beneficial owner of more than 19.99% of the Issuer’s common stock.

On July 15, 2015, the Reporting Person acquired an aggregate of 33,333 shares of the Issuer’s common stock pursuant to a stock purchase agreement with a stockholder of the Issuer dated July 15, 2015, at a price per share of $3.00. Such shares were acquired using personal funds (approximately $99,999).

On March 2, 2015, the Reporting Person acquired an aggregate of 62,500 shares of the Issuer's common stock in a private placement pursuant to a stock purchase agreement with the Issuer dated March 2, 2015, at a price per share of $4.00. Such shares were acquired using personal funds (approximately $250,000).

On February 24, 2015, the Reporting Person acquired an aggregate of 55,000 shares of the Issuer's common stock in a private placement pursuant to a stock purchase agreement with the Issuer dated February 24, 2015, at a price per share of $4.52, the consolidated closing bid price on the date of the agreement. Such shares were acquired using personal funds (approximately $248,600).

The Reporting Person previously acquired an aggregate of 89,285 shares of the Issuer’s common stock upon the closing of the Issuer’s initial public offering (“IPO”) on the same terms and for the same price as other investors in the Issuer’s IPO. Such shares were acquired at the IPO price of $7.00 per share using personal funds (approximately $624,995). Such shares, when aggregated with other acquisitions of the Issuer’s equity securities by the Reporting Person in 12 months preceding the IPO exceeded 2% of the Issuer’s outstanding common stock after closing of the IPO.

The Reporting Person consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Person may purchase additional equity or other securities of the Issuer or dispose of some or all of his holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, or in any combination of the foregoing, subject to the Issuer’s insider trading policy and relevant applicable securities laws and regulations.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The Reporting Person is the beneficial owner of an aggregate of 1,193,878 shares of the Issuer’s common stock (approximately 22.3% based on 5,123,568 shares issued and outstanding on January 1, 2016, and assuming stockholder approval of exercise of the warrants is obtained). The Reporting Person shares sole voting and investment control over such shares with his spouse, as co-Trustee of the Chang Family Trust. Such beneficial ownership includes: (i) 55,000 shares or the Issuer’s common stock acquired directly from the Issuer and 89,285 shares of the Issuer’s common stock acquired in the Issuer’s IPO, each as described in Item 4, (ii) 524,031 shares of the Issuer’s common stock received in connection with the closing of the Issuer’s IPO upon automatic conversion of an aggregate of 417,781 shares of the Issuer’s Series A convertible preferred stock, 64,583 shares of the Issuer’s Series A-1 convertible preferred stock and 41,667 shares of the Issuer’s Series A-2 convertible preferred stock, (iii) 171,157 shares of the Issuer’s common stock received in connection with the closing of the Issuer’s IPO upon cashless exercise of warrants to acquire an aggregate of 388,336 shares of the Issuer’s Series A convertible preferred stock and 69,281 shares of the Issuer’s Series A-1 convertible preferred stock in accordance with their terms; (iv) 30,000 shares of the Issuer’s common stock held prior to the Issuer’s IPO; (v) 33,333 shares of the Issuer’s common stock acquired as described above in Item 4; (vi) warrants to acquire 114,286 shares of the Issuers common stock at $1.75 per share, which warrants are currently exercisable, although the Reporting Person may not exercise the warrants absent receipt of stockholder approval if upon exercise, the Reporting Person would beneficially own in excess of 19.99% of the Issuer's common stock; and (vii) warrants to acquire 114,286 shares of the Issuer’s common stock at $1.75 per share, which warrants are currently exercisable, although the Reporting Person may not exercise the warrants absent receipt of stockholder approval if upon exercise, the Reporting Person would beneficially own in excess of 19.99% of the Issuer’s common stock.

Other than the acquisition of the warrants to purchase 228,572 shares of the Issuer’s common stock described above in Item 4 of this Schedule 13D (Amendment No. 4), the Reporting Person has not effected any transaction in the Issuer’s common stock during the 60 days prior to the date of this Schedule 13D (Amendment No. 4).

CUSIP No. 81684M 104	Page 4 of 5

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As a shareholder of the Issuer prior to its IPO, the Reporting Person is party to the following agreements:

Investor Rights Agreement

In June 2012, all the holders of the Issuer’s then outstanding common stock and convertible preferred stock, including the Reporting Person, entered into an Investor Rights Agreement. This agreement currently provides for certain rights relating to the registration of the holders’ shares of common stock, which rights will terminate five years following the completion of the IPO, or for any particular holder with registration rights, at such time following the IPO when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act of 1933, as amended during any ninety (90) day period.

Other than as described above, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between Reporting Person and any other person with respect to the securities beneficially owned by the Reporting Person.

Item 7.	Materials to be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2016

WILLIAM H.C. CHANG

/s/ Daniel E. Conger
Attorney-in-Fact